Via Facsimile and U.S. Mail
Mail Stop 6010

December 2, 2008

Rahul Singhvi, Sc.D., M.B.A.
President and Chief Executive Officer
9920 Belward Campus Drive
Rockville, Maryland 20850

Re: Novavax, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-26770

Dear Mr. Singhvi:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. Please revise your discussion of the Wyeth Holdings agreement to quantify the total potential milestones, the amounts paid to date and the annual license fees. Additionally, provide more information about the royalty provision; either a range or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

2. We note your statement that payments under the agreement to Wyeth could aggregate up to $6.5 million in 2008. Additionally, we note that you revised this projection in your Form 10-Q for the quarter ended September 30, 2008 to state that the payments could aggregate up to $3.3 million. Please explain the basis for your projections, including the milestone events that would result in payments of $6.5 million.

3. Please revise the discussion of your agreement with University of Massachusetts Medical School to disclose all payments made to date and the aggregate amount of all potential milestone payments. Additionally, describe the term and termination provisions.

Item 15. Exhibits and Financial Statement Schedules, page 45

4. Please file as an exhibit the full-recourse, interest-bearing promissory notes in the aggregate amount of $1,480,000 issued by the company to two directors in March 2007.

Schedule 14A

Executive Compensation Discussion and Analysis, page 19

5. We note that you have disclosed the corporate objections on page 25. Please revise to also identify the individual goals for each of your named executive officers.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeff Riedler
Assistant Director